

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2024

Austen Lambrecht
Chief Executive Officer
1606 Corp.
2425 E. Camelback Rd Suite 150
Phoenix, AZ 85016

> **Re: 1606 Corp.**
> **Registration Statement on Form S-1**
> **Filed November 5, 2024**
> **File No. 333-282997**

Dear Austen Lambrecht:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Higley, Esq.